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                        DEAN WITTER INTERCAPITAL INC.
                            TWO WORLD TRADE CENTER
                           NEW YORK, NEW YORK 1048

                                                          July 28, 1997

Dean Witter S&P 500 Index Fund
Two World Trade Center
New York, New York 10048

Gentlemen:

   We are purchasing from you today 2,500 shares of your beneficial interest, of $0.01 par value, of each of your Class A, Class B, Class C and Class D shares, at a price of $10.00 per share, or an aggregate price of $100,000 to provide the initial capital you require pursuant to Section 14 of the Investment Company Act of 1940 in order to make a public offering of your shares.

   We hereby represent that we are acquiring said shares for investment and not for distribution or resale to the public.

   We hereby further represent that in the event we redeem such shares prior to complete amortization by you of your organization expenses, the amount we receive upon redemption may be reduced by the proportionate amount which the total unamortized balance bears to the number of shares being redeemed. For this purpose, the proportionate amount is based on the ratio of the number of shares originally issued by you in connection with the furnishing of the initial capital.

                                         Very truly yours,

                                         DEAN WITTER INTERCAPITAL INC.


                                 By: /s/ Charles A. Fiumefreddo
                                         -----------------------------
                                         Charles A. Fiumefreddo
                                         Chairman and Chief Executive Officer